UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2026

Chris Turner
Chief Executive Officer
Warburg Pincus Access Fund, L.P.
450 Lexington Avenue
New York, NY 10017

Re: Warburg Pincus Access Fund, L.P.
Registration Statement on Form 10-12G
Filed August 29, 2025
File No. 000-56778

Dear Chris Turner:

We have completed our review of your filing, including your response to prior comment 5. While we do not necessarily agree with your analysis or conclusion regarding that comment, we have no further comment at this time. Please note that the company and its management remain responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, or actions by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brad Green, Esq.